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Stay Cool

Functional, Relaxation Drinks That Utilize South Pacific Kava & CBD

DRINKSTAYCOOL.COM AUSTIN



Stay Cool
KAVA
Stay Cool
EASE THE MIND & BODY

Stress has become a major issue in the U.S. and there's a need for healthy products to help manage it. After experiencing chronic stress, I turned to mother nature for answers. I discovered kava and figured if it could help me better manage stress then it might do the same for others. I'm hoping I can positively impact as many people as possible.

Tyler Adkins Founder & True Self Ambassador @ Stay Cool

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. $105,000+ revenue in just 15 months
2. Awarded SPINS Top Product Trend - 2019; Stay Cool is the only kava beverage in the market that is readily available nationwide
3. Relaxation and stress-relief drinks are the next logical step in the beverage market -industry reached $294 MM (2018); 15.7% yearly growth
4. Expanding company offerings to include CBD products - beverages will available by Q4 2019; other CBD products available in 2020
5. All revenue has been generated with limited marketing capital; further funding should be able to greatly increase sales and market share
6. Secured nationwide distribution with DPI and 2 other regional distributors - currently in 75+ stores across the country
7. Wide range of sales channels – allows for huge growth potential and diverse revenue streams through direct/indirect sales
8. Major acquisition target – large beverage companies actively looking to acquire companies like Stay Cool to bolster sales in new segments

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Tyler Adkins
Founder & True Self Ambassador
Starting Stay Cool, a company I can proudly stand behind and say that our products have the ability to positively impact the lives of people everywhere

Steven Wiggins
Founder & Stay Cool Ambassador
Staying focused through many stressful jobs where I was overworked and unhealthy to find my calling at Stay Cool. Stay Cool changed my life and I can only hope it can be an eye opener for as many people as possible.

Why people love us

Tyler is an individual that shows all the characteristics of a confident leader. He has led his family and friends through many hard times and proves to be someone to lean on when the going gets tough.

Clayton Bush
Friend

Tyler cares for his company how he cares for his friends: with loyalty, commitment, and integrity.
Jason Lewis Friend

Tyler is an extremely motivated and passionate person. He has always poured his heart and soul into everything he has done. That's why I'm not surprised that he started a company that sells a really great product. He truly wants to make a difference so there's no doubt in my mind that he has what it takes to make Stay Cool a huge success.
Dustin Adkins Sibling

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The Story of Stay Cool

Everyone has the ability to shine a light and make a difference in other people's lives. You can't be afraid to utilize your talent and take the risk of exposing yourself. This is a philosophy the founders of Stay Cool wish to share with the world. By sharing their own life experiences when it comes to stress and anxiety, they want to inspire positive change and help others improve their mind and body.



TYLER ADKINS
STEVEN WIGGINS

Both Tyler and Steven believe the effect you have on others is the most valuable thing a person can do. They established Stay Cool as a way to encourage others to do what they love so that they can utilize their time on earth to positively impact those around them. Working as a technology and data security consultant for over 6 years showed Tyler first-hand how stress can impact people's lives in the workplace. His previous work took him all across the country and into a vast array of business environments where one thing remained constant – everyone is dealing with stress.

The high demands of consulting and crazy work schedule had taken its toll on Tyler's mind and body. Making matters worse, Tyler was finding himself "living for the weekend" to drink and unwind from long weeks at his job. All of this eventually led to him seeing a decline in his health which created panic attacks. After a visit to the doctor, Tyler was diagnosed with severe stress/anxiety. In typical fashion, he was given a prescription to "solve" the issue which only provided a band-aid to the underlying problem. Unhappy with his overall situation, Tyler realized that he needed to better himself.

After adopting a healthy lifestyle change of clean eating and working out, he ultimately came across kava as a natural supplement to help him relax at night. Not only did kava allow for him to sleep though the night without tossing and turning, but it helped relieve tension in the back of his neck. He thought if kava could do wonders for him, it could do the same for others. That's when he decided to speak with his good friend and future business partner Steven to tell him about kava. Ironically, Steven was going through his own issues with stress and anxiety at the time, both personally and professionally. After trying kava for himself, he was surprised that it was able to provide relaxation benefits to ease his own stress. Since Steven was at a point in his life where he wanted to make a career change and find a job that was more meaningful to his life, it only made since for both him and Tyler to start a business that could truly make a difference. In order to live with greater purpose, the founders started Stay Cool so that they could provide a healthy alternative for stress relief.

It's a given that you will act differently when stress impacts the way you think and feel. If left untreated, the symptoms of stress not only create a long list of health issues like heart disease but it can ultimately cause us to lose track of who we really are as a person. In order to inspire positive change, Stay Cool is dedicated to helping others maintain a healthy balance by providing natural alternatives to ease the mind and body. That way you can be their true self and not let stress impact you in a negative way.

Our Current Products

Stay Cool manufactures functional, relaxation beverages that provide various stress reducing benefits. As the beverage industry continues to grow and create different segments, consumers are demanding products that provide relaxation qualities that are plant-based. That's where our products come into play. Our functional beverages contain natural, non-GMO ingredients and appeal to a wide range of needs:



Stay Cool
KAVA
SUPPORT STRESS RELIEF
PROVIDE SLEEP SUPPORT
EASE MUSCLE TENSION & PAIN
IMPROVE CLARITY & WELL-BEING
PROMOTE SOCIABILITY & RELAXATION

Health markets like Whole Foods and Sprouts are very particular about clean labeling. In order to qualify for placement in any health market or grocery store, we ensure that all of our ingredients are fully compliant with the most strict labeling requirements. Promoting a tropical, appealing look on our bottles creates a product that attracts people wanting a relaxing drink.



Stay Cool
KAVA

As for additional products, we also sell snapback hats in order to generate another revenue stream and improve our marketing efforts. They're are several different styles of snapback hats customers can choose from, which have sold quite well outside of our beverage sales. These can me sold to retailers who currently sell our product or separately to consumers:



Stay Cool
Stay Cool
Stay Cool
Stay Cool

As for introducing new products and offerings, Stay Cool will be introducing an additional beverage line before the end of the year. Staying with trends and product demands within the relaxation beverage segment, our company will be adding a CBD line of drinks. Though the relaxation beverage market doesn't account for CBD beverages yet, it's only a matter of time until it's included in the same space. More information about our plans for CBD drinks is provided in the **Future Outlook - CBD** section below.

So, What Exactly is Kava?

Kava is a tropical plant that's grown in South Pacific countries like Fiji and Vanuatu. Its ability to ease the mind and body makes it a natural remedy to things like stress, relaxation, sleep, and enhanced well-being. The process to make kava is very tedious - grind the roots into powder, place the powder in a bag, knead the kava with water to extract the active components, strain into a bowl, and finally, serve as a drink.



The end result is a bitter and earthy drink that contains wonderful benefits but doesn't taste great. As an alternative, Stay Cool provides kava that is not only ready-made but flavored with natural ingredients. We eliminate the need for customers to make their own kava or resort to purchasing it from unreliable companies. Our final product is a clean, better tasting kava for people to enjoy!

When to Drink Stay Cool and What to Expect

Kava is truly mother nature's answer for all things stress. It's no reason that people down in the South Pacific have been drinking it for centuries. Stress can affect everyone differently and that's what makes kava so unique. It can help everything from sleep issues and muscle tension to extreme anxiousness or stress. Stay Cool supplements to any relaxing activity or stress-induced situation:



YOGA
Relax before or after you practice
BEFORE BED
Sleep well and wake up feeling rested
DURING WORK
A great stress reliever in the afternoon
SOCIAL EVENT
Loosen up before or during a get-together
AT HOME
Unwind after a long day at work
MEDITATION
Enhance mindfulness before or after
TRAVEL
Calm those preflight nerves before takeoff
READING
Stay mentally clear and focused
ANXIOUS
Relieve those doubts or worrisome thoughts
MASSAGE
Ease the tension and stress
OUTSIDE
Enjoy it on a walk or out by the pool

Relaxation drinks like Stay Cool are being sought after because they are great to take in a variety of ways. Instead of taking pills, or tinctures, drinks are the preferred way for people to find stress relief. When someone drinks kava for the first time, here's what they can expect:



KAVALACTONES
The known active ingredients in kava are phytochemicals called kavalactones. They're the driving force behind the beneficial effects of this Polynesian plant. The kavalactones are concentrated in the roots of the plant and of the 18 bioactive compounds present, 6 of them are responsible for giving you those feel good vibes.
NATURE KNOWS BEST
Kavalactones affect various receptors in the brain, particularly the region known as the amygdala. Since this area regulates feelings of fear and anxiety, kava naturally targets this area in order to promote relaxation and calmness. Talk about mother nature knowing best!
GOOD VIBES
After drinking Stay Cool, you'll start to experience various sensations as a result of the kavalactones - first, a slight tongue and lip numbing caused by the contraction of the blood vessels in your mouth. Then, the other desirable sensations kick in - sociable behavior, clear thinking, calmness, relaxed muscles, euphoria, and a sense of well-being.
THE PROCESS
It can take up to 20 minutes after consumption to feel the full effects of kava. It takes time for the kavalactones to bind onto various receptors in the brain and do their magic. Overall, the effects of kava can last anywhere from 2 to 8 hours, varying from person to person. If taken regularly, the effects can last longer.

Market Analysis and Opportunity

Demand for functional beverages is growing as consumers shift towards healthy choices. Even though there are countless functional drinks that help with energy and gut-health, there are very few products that actually focus on relaxation. With stress affecting millions of people everyday, the relaxation beverage market is expected to grow substantially.

"IBIS World has stated that relaxation, stress-relief and mental-focus beverages are the next logical step in the beverage and supplement segment"

Just in the past 5 years, the relaxation beverage market has grown at a rate of 15.7% yearly. As a result, the industry produced $294 million in revenue for 2018. If the following trend continues, we expect (but not guarantee) that this emerging drink segment will continue to grow:



Relaxation Beverage Market Revenue
Market Size ($ Million)
400
350
300
250
200
150
100
15.7% Annual Growth
$294 MILLION
Relaxation drink revenue in 2018
15.7%
Average growth per year 2013 - 2018


50
0
2010
2012
2014
2016
2018
#1
Fastest growing segment in the beverage space

Now more than ever, stress is being impacted by workload at the office, economic responsibilities, social status, and maintaining a healthy balance between work and personal obligations. Overall, more than 70% of people in the United States say they need help in how they manage the effects of stress. Buying demographics like Millennial's & Generation Z experience significant levels of stress and hold strong purchasing power. They not only prefer relaxation drinks over pharmaceutical aids, but they have a desire to spend money on discretionary products and discover new alternatives to stress relief like kava. Not only is this plant finally being recognized for its relaxation properties, but it's gaining national attention in different markets:


FoodBusinessNews
Food as medicine a resurgent trend at Natural Products Expo West
Rolling Stone
Kava: Inside the All-Natural High That's Sweeping America
EATER
Meet Kava, a Prescription-Free Alternative to Xanax
ESPN
Kava: The NFL's Newest and Safest Painkiller
Forbes
What's Behind The Intoxicating Rise Of Kava Bars In The U.S
New York Times
Kava and The Rise of Healthy New York

After our recent showing at the Natural Products Expo West this past spring, we are finding more and more people inquiring about our drinks. What's great is that our target consumers encompass several different demographics. They include health and holistic-practicing consumers who perform yoga or meditation to vaping enthusiasts and everyday people that get massages or take supplements to ease their stress. Overall, all groups are wanting to be more ecological conscious and find better ways to manage their health. That has opened the door for greater reach into the market by appealing to a wide array of retailers that are dedicated to the health-conscious space:


EXAMPLES OF SALES CHANNELS
GROCERY STORES
SUPPLEMENT STORES
YOGA/WELLNESS STUDIOS
MASSAGE/SPA LOCATIONS
VAPE/HEAD SHOPS
E-COMMERCE DROPSHIPPING
ADDITIONAL SALES CHANNELS
COLLEGE CAMPUS STORES
CONVENIENCE STORES
HEALTH/HOLISTIC PROVIDERS
COFFEE/JUICE SHOPS
KAVA/HEALTH BARS
CORPORATE OFFICES
HOTEL/TRAVEL RESORTS
MISCELLANEOUS RETAILERS

Our success is not limited to the traditional sales model for beverage manufacturers. Being able to expand outside of grocery and convenience stores and into supplement stores, vape shops, and yoga studios improves our overall success as a company. More retailers and a wider net to attract our target consumers limits our chances of failure. Once we start selling our CBD drinks to go along with our kava line, Stay Cool will quickly establish itself as the go to company for relaxation beverages.

Current Status

Stay Cool has found plenty of success in the relatively short time of selling our relaxation beverages. During our first year at Natural Products Expo West, our company was highlighted by SPINS as a top product in the health and wellness beverage market:


SPINS
TOP 10
TREND PREDICTIONS
2019

Being recognized as a trending product at a trade show that sees over 3,500 exhibiting companies and 85,000 people attending is something we're proud to say. In addition to being recognized in the relaxation beverage and health market, we've been able to accomplish quite a lot given the limited time and resources available:

$105,000+	14+	75+	90%+	2x
Revenue generated in 15 months	Unique sales channels and markets	Number of retailers carrying our product	Customer retention rate after purchase	On track to double our revenue from 2018

As a result of our early success, we have gained more attention and attracted three (3) major distributors that are capable of selling our product nationwide and regionally. Starting in Q4, all three (3) distributors will introduce Stay Cool to their network of customers. DPI, the largest of the three (3) has established an efficient network of distribution centers in key geographic locations across the United States. The distribution divisions are strategically located to maximize responsiveness to customer demands and provide contiguous market coverage. Out of the 8 regional centers across the U.S., we will focus our efforts in the following areas:

- West (Arizona, Nevada, Texas, and California)

- Pacific Northwest (Oregon, Washington, Utah, New Mexico)

- Southeast (Florida, Georgia, South Carolina, North Carolina)

Their network of retailers consist of grocery stores, convenience stores, juice shops, and college campuses. As a result of this new distribution partnership, Stay Cool will now be carried in a Southern California grocery store chain called Bristol Farms. Before the end of the year, we expect to be placed in a number of other retailers that buy directly from DPI distribution.

As for the other two (2) distributors, they are regionally based and sell directly to a wide range of markets. Their clients range from juice shops, counterculture stores, convenience stores, vape/smoke lounges, herbal and wellness shops, and corporate offices. One (1) distributor has a network of clients in Florida and Georgia while the other distributor will sell throughout Michigan.

Partnering with these new distributors will provide an opportunity for Stay Cool to greatly increase our sales potential. However, prior to these new partnerships, we have still been able to create a high level of reoccurring orders and establish a monthly revenue stream that's been steadily growing. Our sales for 2019 have gone up considerably and if the trend continues, we are on track to close out the year with more than double our output from last year:


$150K
$100K
$50K
$57,693
$118,000
2018
2019
9 Avg. Number of Cases Sold Per Order
12 Bottles Sold Per Case
40 Number of Different States Sold To

The fact that we've been able to generate this much revenue without breaking into the grocery store market or even selling to distributors has us excited for our future sales growth. Just based on the distributor in Michigan, we were informed that they intend to openly sell our product to more than 250 retail access points across the entire state. As stated in the graph above, our average order size for retail stores is about 9 cases - 3 cases per flavor. Based on just this distributor's network of clients and our average order quantity, we anticipate ramping up our production runs very quickly in order to fill these orders.

Future Outlook - CBD

As relaxation beverages continue to thrive in the marketplace, more ingredients and plant based products will emerge within the space. An example of one of these ingredients is CBD. Though CBD can be provided in various ways, its expected that beverages will be the preferred method of consuming it. As a result, there's been a huge surge of companies coming out with CBD beverages which created $12 million in revenue for 2018. Its now being projected to reach $200 million-plus by 2022:

$260 MILLION	40%	#1
CBD infused drinks projected value in 2022	U.S. consumers say they would try CBD drinks	Beverages are preferred way to consume CBD

Though kava and CBD share similar qualities in terms of benefits, it's important to stay ahead of trends in the market. Retailers prefer selling products from a single company that have multiple SKU's and offerings. Offering CBD drinks further increases our market presence in the relaxation beverage space which will be attractive to retailers. By staying ahead of the curve with product innovation, we hope Stay Cool will distinguish itself as a true wellness company that retailers will want to carry:


Stay Cool
CBD
Stay Cool
CBD
Stay Cool
CBD

Both the formulation and manufacturing process has already been established internally. We expect to complete our first test run of CBD beverages at the beginning of October in preparation for Q1 of 2020. Most distributors and retailers like to review new products during that time so we will have both our kava and CBD beverages ready for distribution.

Lastly, as the need for relaxation products continues to grow, CBD is starting to find its way into more consumers spaces and applications. Since we are establishing relationships with SPA's and yoga studios, adding CBD balms and creams to our product offerings will be a viable for those specific customers. In addition, finding ways to naturally help out our furry pets with their relaxation needs has created a demand for CBD animal pellets and soft chews. Adding these types of relaxation products will further increase our market reach and company success.

Trending in the Right Direction

The demand for health and wellness products continues to grow at an accelerated pace. Health-conscious consumers are seeking natural alternatives to stress relief and looking at beverages to fulfill that need. In supermarkets, a new health and wellness category is being established that consists of products similar to Stay Cool. Not only do we have a proven kava beverage that is successful in generating monthly revenue, but our ability to adapt by creating additional products like our CBD line will set us up for future success.



The potential market size for relaxation based products like beverages has Stay Cool excited for future business. Take for instance another functional beverage segment, energy drinks. In 2017 the overall market in the U.S. accounted for $13.4 billion in revenue. Market research suggests that the relaxation drink segment can reflect 10% of the energy drink market in the coming years and establish new companies within the space that account for varying percentages of that total revenue. As past acquisitions have shown, giants like Coca Cola like to acquire independent beverages companies to add to emerging segments in the different market spaces. We can't guarantee that will happen in the relaxation beverage space, but that's what we're hoping for.

Stay Cool has established a solid foundation for current and future success. We have a great brand identity, a solid business structure, and the desire to become a successful relaxation beverage company. Nonetheless, we're all about helping others ease the mind and body. So, we hope you'll join us in our journey to help as many people as possible live a more healthy, less stressful life!

Investor Q&A

− COLLAPSE ALL

What does your company do?

Stay Cool manufactures functional, relaxation beverages infused with kava and CBD. Sourced from mother nature, these plants provide stress reducing benefits that ease the mind and body. Stay Cool is available through a wide range of sales channels and we're capable of handling nationwide distribution.

Where will your company be in 5 years?

We hope to be one of the largest, most successful suppliers of relaxation and stress-relief beverages in the country. Stay Cool hopes to be a great target acquisition for larger beverage companies looking to bolster sales and appeal to changing consumer demands.

Why did you choose this idea?

Stress has become a major issue in the U.S. and there's a need for healthy products to help manage it. After experiencing chronic stress, I turned to mother nature for answers. I discovered kava and figured if it could help me better manage stress then it might do the same for others. I'm hoping I can positively impact as many people as possible.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Consumer trends are rapidly shifting away from unnatural products and pharmaceutical aides that help with issues associated to stress. Chronic stress is the most prevalent type in U.S. and as a result, there's been a cultural change in how people manage it. The increase in meditation studios, yoga classes, mindfulness products, wellness festivals, plant-based products, and healthy food markets can be attributed to people wanting to be smarter in how they manage their everyday health.

When it comes to the beverage and supplement market, the next logical step are drinks that provide relaxation, stress-relief and mental-focus benefits. For instance, Millennials & Generation Z experience significant levels of stress and care greatly about the way they handle their health. They hold strong purchasing power and a desire to spend money on discretionary products that cater to their lifestyle. Whether someone needs relief during work or wants to wind down after a long day, Stay Cool is a healthy option they can rely on.

What is your proudest accomplishment?

Since we started selling in 2018, our proudest accomplishment has been overcoming the beverage industries primitive purchasing model and generating revenue through direct sales to other markets. The majority of grocery stores and health markets force you to work with distributors. They do not accept sales straight from manufacturers. Not only does this model greatly reduce profit margins, but distributors are unwilling to even carry beverages from start up companies. Despite this obstacle, we've found success by generating over $105,000 in revenue through a unique sales strategy that includes targeting different channels like counterculture shops and yoga studios. Our ability to think outside the box and find alternative ways to generate revenue has put us in successful position to grow substantially once we utilize distributors.

How far along are you? What's your biggest obstacle?

We started Stay Cool in 2017 and started selling our beverages in 2018. In that first year, we established the brand identity, tested countless formulations and kava powders, and reviewed 25+ contract manufacturers capable of producing our drink. In general, kava is very bitter and non-water soluble. Those two (2) factors make it almost impossible to produce a great tasting beverage that's practical or cost efficient. Through hard work and determination, we developed a proprietary formulation and production method that makes us the only company capable of producing a flavored kava beverage that can distribute nationwide.

Since that initial obstacle, our biggest problem now is capital. In order to improve operational effectiveness like profit margins, more capital is needed to pay for larger production runs. Increasing production runs will improve profit margins drastically. In addition, marketing capital is needed to pay for trade shows and promotional allowances when our product is in retail stores.

Who are your competitors? Who is the biggest threat?

Our biggest competitors are other relaxation beverages in the space like Mellow Mood, Just Chill, or Dream Water. In terms of the relaxation drinks mentioned, we successfully differ from them because they rely on artificial additives and ingredients that contain melatonin, 5-HTP, and L-Theanine. All of which are cheap, inefficient, and don't provide meaningful benefits that actually targets the root cause of stress induced symptoms.

What do you understand that your competitors don't?

As mentioned earlier, we've generated considerable revenue by going outside the conventional norm of using distributors. Since our main target consumers are health-conscious individuals who suffer from stress induced symptoms, we engage in other sales avenues that allows for us to get our product in front of them. For instance, we work with yoga studios and meditation centers. Either by selling our product or providing samples at those establishments, we're able to interact with our target audience to generate demand for our product.

Another thing our competitors don't understand is the sales potential that lies outside of just grocery stores or juice shops. We've found a lot of success by targeting industries that

ile outside grocery stores. Counterculture shops like holistic-elixir bars and vape shops allow for more sales opportunities. For instance, there are over 35,000 vape shops in America alone. Though this wasn't our initial target market, vape shops allow us to sell to them directly which gives us more profit per bottle sold. Though the end goal is to be in every health food store, we've been able to create supply and demand by other outside markets.

How will you make money?

We sell our beverages by utilizing a wide range of channels: grocery retailers, distributors, yoga studios, supplement stores, wellness and meditation centers, acupuncturists and holistic providers, massage SPA's, convenience stores, e-commerce, hotels, airports, college campus stores, corporate kitchens, and 3rd party drop shipping. In addition, we have created additional revenue by selling merchandise like our snapback hats.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Lacking the resources to sustain a national or regional presence is a risk. We would not be able to properly maintain operations or fulfill product demand.

Another risk is growing too quickly and not having the marketing capital to maintain commercial success. If we were accepted into a chain of 50+ grocery stores, we would need enough money to handle promotional allowances like demos and TPR's. Not to mention the capital needed to increase production runs. We would also need to hire employees to handle operational tasks. The lack of capital and manpower would cause disruptions in operations and create reliability issues with our customers.